EXHIBIT 10.1

August 14, 2009

Robert Preus
Helen Hull
Abundant Renewable Energy, LLC
Renewable Energy Engineering, LLC

Re:           Proposal to Acquire Substantially all of the Assets of Abundant Renewable Energy and Renewable Energy Engineering, LLC

Dear Robert and Helen:

This letter is intended to summarize the principal terms of a proposal by Helix Wind, Corp. or a wholly-owned subsidiary thereof  (“Buyer”) regarding its possible acquisition of substantially all of the business assets of Abundant Renewable Energy, LLC (“ARE”) and Renewable Energy Engineering, LLC (“REE”) subject to asset purchase agreements, employment and consulting agreements and such other ancillary documents and contracts as the parties agree are necessary (collectively the “Definitive Agreements”) to be entered into by the parties.  ARE and REE are sometimes collectively referred to herein as “Sellers.”  The transaction is referred to herein as the “Acquisition”.

PART ONE- NON-BINDING PROVISISONS

1.   Purchase of Assets.  At Closing (as defined below), Buyer will purchase from ARE all the business assets of ARE relating to ARE’s design, manufacture, marketing, sales and service of wind turbines, towers, electronic controls, related equipment and software, accounts receivable, pre-paid items (to the extent transferable by Sellers) and cash (to the extent permitted by the Court) (the “ARE Purchased Assets”) on the terms set forth below.  Buyer will simultaneously purchase from REE all of the business assets of REE related to the engineering, design and testing of wind turbines, towers, electronic controls and related equipment and software (“REE Purchased Assets”).  As part of the Acquisition, at the Closing Robert Preus (“Preus”) and his co-inventors, if any, will assign to Buyer all of Preus’s right, title and interest in all patents, patent applications (both provisional and non-provisional), and inventions (patentable or not) relating to wind turbines, controls for wind turbines or any other aspects of power generation by means of wind energy.  Buyer will assume and pay all identified contractual liabilities associated with the ARE Purchased Assets and REE Purchased Assets, including without limitation all obligations to  deliver turbines to purchasers whose orders have been accepted by ARE as of the Closing Date (as defined below), warranty obligations, equipment and software lease and license agreements and such other liabilities as the parties may agree (collectively the “Assumed Liabilities”).

It is expected that Sellers, Preus and Hull would indemnify and hold Buyer harmless against all liabilities and obligations, other than the Assumed Liabilities, arising from conduct occurring or conditions created prior to the date of Closing related to the Purchased Assets as specified in the Definitive Agreements and any breaches of Sellers’ representations and warranties contained in the Definitive Agreements.  10% of the common stock issued to Sellers as consideration for the Acquisition, as provided for in Part One, Section 4.2, will be held for a period to be agreed upon by a mutually agreeable third party as security for the performance of these indemnification obligations by Sellers, Preus and Hull.

CONFIDENTIAL
August 14, 2009

2.   Excluded Assets.  At the option of Buyer, certain assets (the “Excluded Assets”)  may  be excluded as specified in the Definitive Agreements.

3.   Timing of the Acquisition.  The closing of the Acquisition (the “Closing”) will take place on the earlier of:  (a) the 7th business day after the closing by Buyer of a sale of its equity securities that provides Buyer with not less than US$5.0 million (“Qualifying Financing”); or (b) November 1, 2009 (either is the “Closing Date”).

4.   Proposed Purchase Price.  The purchase price for the ARE Purchased Assets and REE Purchased Assets  will be not less than US$4 million  and not more than US$6.5 million calculated and paid as follows:

4.1   US$2.2 million will be paid in cash to or on behalf of ARE at Closing and used for the purpose of paying and/or settling all post-petition liabilities, administrative claims and pre-petition claims allowed by the US Bankruptcy Court for the District of Oregon (the “Court”), all as provided in the approved Plan of Reorganization in ARE’s Chapter 11 case; provided, however, that:

(a)          not more than $345,000 will be paid in cash at Closing for the purpose of paying claims by Preus, Helen Hull (“Hull”), Moon Garden Enterprises or any other affiliate of Preus or Hull (“Insider Claims”).  If and to the extent that Insider Claims exceed $345,000, Buyer will pay such claims only if and when Buyer is reasonably satisfied that the technical developments described in the attached Schedule 4.1(a) have been completed to Buyer’s reasonable satisfaction;

(b)           Buyer will, not more than 5 business days after approval of ARE’s Plan of Reorganization or an appropriate order of the Court, deposit with the Court or a third party escrow agent approved by the Court Buyer’s restricted common stock with a current fair market value (as determined by the Court) of  US$500,000 as a deposit (the “Deposit”).  The shares comprising the Deposit will be subject to a 12 month lock-up.  At Closing, the shares comprising the Deposit will be applied (at the valuation determined pursuant to Part One, Section 4.2) to the consideration to be paid to Sellers pursuant to Part One, Section 4.2, unless it is forfeited pursuant to Part Two, Section 6.

4.2   Shares of the Buyer’s common stock worth US$1.8 million will be issued to ARE at Closing.  The common stock will be valued at the average closing bid price per share for the 30 calendar days ending the day before the Closing Date.  Common stock issued hereunder will be subject to restrictions on sale that will expire 12 months from the Closing Date.

4.3   Shares of the Buyer’s common stock worth US$750,000 will be issued to ARE 12 months after the Closing Date, on the condition that ARE’s financial projections for the first 12 months after Closing, as mutually agreed between the parties and incorporated into the Definitive Agreements, are met.  The Definitive Agreements will provide for adjustments to the financial projections that will take into account factors beyond the control of current ARE management, including, without limitation, delays or reduction by Buyer in funding as provided in a funding schedule to be agreed upon among the parties, delays related to the start-up of manufacturing by or on behalf of Helix, increases in manufacturing costs above levels provided in an operating budget agreed upon between the parties, shipping delays or quality problems after Helix takes control over manufacturing, and similar circumstances, all as provided in the Definitive Agreements.  The common stock will be valued at the price established in Part One, Section 4.2 or at the average closing bid price for the 30 calendar days ending the day before the issuance date, whichever is lower.  Common stock issued hereunder will be subject to restrictions on sale that will expire 12 months from the issuance date.

CONFIDENTIAL
August 14, 2009

4.4    Shares of the Buyer’s common stock worth US$750,000 will be issued to ARE 24 months after the Closing Date, on the condition that ARE’s financial projections for the second 12 month period after Closing, as mutually agreed among the parties and incorporated into the Definitive Agreements, are met.  The Definitive Agreements will provide for adjustments to the financial projections that will take into account factors beyond the control of current ARE management, including, without limitation, delays or reduction by Buyer in funding as provided in a funding schedule to be agreed upon among the parties, delays related to the start-up of manufacturing by or on behalf of Helix, increases in manufacturing costs above levels provided in an operating budget agreed upon between the parties, shipping delays or quality problems after Helix takes control over manufacturing, and similar circumstances, all as mutually agreed among the parties and incorporated into the Definitive Agreements. The common stock will be valued at the price established in Part One, Section 4.2 or at the average closing bid price for the 30 calendar days ending the day before the issuance date, whichever is lower.  Common stock issued hereunder will be subject to restrictions on sale that will expire 12 months from the issuance date.

4.5   Shares of the Buyer’s common stock worth US$ 500,000 will be issued to ARE 24 months after the Closing Date, on the condition that ARE’s financial projections for the 24 months following the Closing Date are, in the aggregate, exceeded by at least 50%, but by less than 100%.  US$1.0 million will be issued to ARE 24 months after the Closing Date, on the condition that ARE’s financial projections for the 24 month period are, in the aggregate, exceeded by not less than 100%.   Shares issued pursuant to this Part One, Section 4.5 will be valued as provided in Part One, Section 4.4.

4.6   In consideration for the REE Purchased Assets, Buyer will assume all known liabilities of REE that Sellers Disclose to Buyer in advance of Closing, which shall, in any event, not exceed $35,000.

5.            Other Terms of Proposed Definitive Agreements.  The Definitive Agreements will contain customary representations, warranties, covenants, indemnities, conditions, releases and agreements by Buyer, ARE, REE, Preus and Hull, as well as any other terms and conditions required by the Court.

6.            Employment and Consulting Agreements and Real Property Lease.  Buyer will offer Preus the position of Sr. VP Engineering of Buyer pursuant to a one year contract of employment that will commence as of the Closing and will be terminable at will by Buyer.  Preus will be compensated at an annual salary of US$150,000 per year, plus cash bonus opportunity, participation in deferred and equity compensation, health insurance and other programs and benefits offered generally to senior executives of Buyer.  Preus’s employment agreement will automatically renew for an additional 12 months at an annual salary of $175,000, unless either party gives notice of its intent not to renew at least 60 days prior to the end of the then-current term.  Except in cases in which Preus’s employment is not renewed at the end of any 12 month period or is terminated: (i) by Buyer with just cause (as defined in the Definitive Agreements); (ii) by Preus without good reason (as defined in the Definitive Agreements); or (iii) by reason of Preus’s death or disability; Preus shall receive severance pay equal to his then current annual base salary.  Preus will execute a covenant not to compete for the duration of his employment by Buyer plus one year after termination.  Upon Buyer’s reasonable acceptance of the deliverables described in Schedule 4.1(a), Preus will receive a cash bonus payment of $25,000.  Buyer will pay all of Preus’s travel, lodging and other reasonable business expenses.  Buyer will engage Hull as an independent contractor to provide transitional accounting and administrative services pursuant to a consulting agreement with a term of not less than 3 months.  Hull will be paid at the rate of US$100/hour, plus all reasonable business expenses.  Buyer will offer employment, on an at-will basis, to the following employees of Sellers: Emile Draper, Randy Sindelar, and Greg Price (“Existing Employees”), who will be compensated and receive employment benefits equivalent to similarly well-qualified employees of Buyer but in no event shall the Existing Employees receive less total compensation than currently received from Sellers.  For a period of not less than 36 months after Closing, Buyer will retain offices and facilities for engineering, design and testing of wind turbines within a 40 mile radius of Newberg, Oregon and will permit Preus, Hull and the Existing Employees to perform their primary duties at that location for so long as reasonably practicable in Buyer’s sole discretion.  Buyer shall have no further liability to Sellers or its employees, agents or contractors except as provided in the applicable  laws of the United States and the states of Oregon and California and as described herein. Buyer and Hull will negotiate and execute a lease agreement for use of the shop space, installed wind turbines and associated equipment and other real property and fixtures (not including the current office space) owned by Hull and currently occupied and used by Sellers.  In addition to terms and conditions typical in leases for light industrial space in the Portland, Oregon metropolitan area, the lease will have a term of not less than 12 months and a gross monthly rental payable to Hull of $1500 per month, subject to a real estate broker’s opinion of rental value that is reasonably acceptable to Buyer.

CONFIDENTIAL
August 14, 2009

7.   Conditions.  The consummation of the Acquisition by Buyer will be subject to the completion of its further due diligence.  This condition will be deemed waived by Buyer unless Buyer gives written notice that Buyer is terminating this letter of intent on or before August 20, 2009.  The consummation of the Acquisitions will be further conditioned on various other conditions prior to Closing, including, without limitation: (i) approval of the Court; (ii) Preus and the Existing Employees certain key employees of Sellers entering into Employment Agreements on terms acceptable to Buyer and such key employees (which condition may be waived by Buyer); (iii) a fairness opinion commissioned by and reasonably acceptable to Buyer’s board of directors indicating that the price and terms of the Acquisition are fair to Buyer (which condition may be waived by Buyer); and (iv) Buyer’s closing of a Qualifying Financing.

8.   Definitive Agreements.  As soon as practicable after the parties sign this letter of intent. the parties will instruct their respective counsel to begin preparing the Definitive Agreements.  The parties intend to have final Definitive Agreements ready for signature not later than August 31, 2009.  The Definitive Agreements will become fully binding immediately upon approval of the Court.

PART TWO- BINDING PROVISIONS

The following paragraphs of this letter (the “Binding Provisions”) are, immediately upon approval of the Court, legally binding and enforceable agreements of Buyer and Seller:

1.   Access/Cooperation.  Sellers, Preus and Hull will afford Buyer and its representatives access to the business, personnel, properties, contracts, books and records, and all other documents and data of Sellers upon reasonable advance notice and cause Sellers’ representatives to cooperate fully with Buyer and its representatives in connection with Buyer’s due diligence investigation of the Sellers and with the valuation consultant retained by Buyer to render the fairness opinion required pursuant to Part One, Section 7.  The parties will cooperate and negotiate in good faith and proceed in the preparation of mutually acceptable documents and in the taking of actions (such as seeking third party and Court consents and approvals) necessary to close the Acquisition.  Buyer will provide all information and cooperation reasonably requested by ARE and its bankruptcy counsel for the purpose of preparing a Plan of Reorganization or other filings necessary to gain Court approval of the Acquisition.

2.   Exclusive Dealing. Subject to an order of the Court to the contrary, Sellers will not, until August 31, 2009 or any extension of time to execute the Definitive Agreements to which the parties may mutually agree, whichever is later, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person relating to the sale of Seller’s assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise; and Seller will immediately notify Buyer regarding any contact among Seller or its respective representatives and any other person regarding any such offer or proposal or any related inquiry.

3.   Conduct of Business.  Until Definitive Agreements have been executed and delivered or this letter is terminated pursuant to Part Two, Section 6 below, the Company will operate its business in the ordinary course and refrain from any extraordinary transactions, except as may otherwise be required by the Court.

CONFIDENTIAL
August 14, 2009

4.   Confidentiality.  The parties will comply with the Confidentiality Agreement dated July 29, 2009 which will remain in full force and effect pursuant to its terms unless and until it is superseded by the Definitive Agreements.  The parties further agree that the existence and terms of this letter, related negotiations and the existence and terms of the Definitive Agreements will remain confidential and will not be disclosed to anyone without a legitimate need to know, provided, however, that the parties will cooperate in good faith to waive their rights under the Confidentiality Agreement to the extent necessary to permit ARE to submit the Plan of Reorganization to the Court and permit Helix to fulfill its disclosure obligations under the securities laws.

5.   Costs.  Buyer and Seller will be responsible for and bear all of its own costs and expenses incurred at any time in connection with pursuing or consummating the Acquisition.  No party shall engage or pay any broker or finder for services in connection with the Acquisition.

6.   Termination.  This letter may be terminated: (i) by written consent of Buyer and the Sellers; (ii) upon written notice by Buyer or the Sellers to the other if the Definitive Agreements have not been executed by August 31, 2009 (other than through the failure of any party seeking to terminate this letter to comply fully with its obligations under this letter), and the parties have not agreed in writing to extend the deadline for executing the Definitive Agreements; or (iii) upon written notice by one party to the other party if any condition set forth in this letter has not been satisfied or if satisfaction of such a condition is or becomes impossible (other than through the failure of the party seeking to terminate this letter to comply fully with its obligations under this letter). Upon termination of this letter, the parties will have no further obligations under this letter, except as stated in Part Two-Binding Provisions, which will survive any such termination; provided, however, that, if Buyer terminates this letter of intent on or after August 21, 2009 or thereafter fails to consummate the Acquisition (for any cause other than Sellers’ failure to comply fully with its obligations under this letter or the Definitive Agreements), the deposit shall be forfeited to ARE, which shall have no further obligation or liability to Buyer

7.   General.  This letter does not create an agency relationship between the parties and does not establish a joint venture or partnership between the parties. Neither Buyer nor Sellers have the authority to bind the other party or represent to any person that the party is an agent of the other party.  This letter will be governed by and construed under the laws of the State of Oregon. Neither party may assign or delegate its rights or obligations under this letter to any person, except Buyer may assign its rights or obligations under this letter to a legal entity owned 100% by Buyer and formed for the purpose of completing the Acquisition contemplated hereunder and without the consent of Sellers.  Part One-Non-Binding Provisions is intended only as an expression of intent on behalf of Buyer, is not intended to be legally binding or enforceable against Buyer or Seller, and is expressly subject to the execution of Definitive Agreements.  Part Two- Binding Provisions will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

Sincerely, Helix Wind, Corp.

/s/ Ian Gardner
Name: Ian Gardner
Title: Chief Executive Officer

Executed and agreed to as of August 14, 2009.

Abundant Renewable Energy, LLC	Renewable Energy Engineering, LLC
/s/ Robert Preus
By: Robert Preus	Its Sole Member
Managing Member

Helen Hull, an individual	Robert Preus, an individual
/s/ Helen Hull	/s/ Robert Preus

SCHEDULE 4.1(a)

Outstanding technical issues.

There are four outstanding issues with the ARE442.

The first issue is the controller reliability problem.  We are currently completing a controller redesign and that will be completed and fully tested and in production before the end of the year. This new design will offer significant cost savings and increased flexibility. In addition we have already developed and are producing a replacement Interface board for existing controllers for both the 442 and the 110.  These boards eliminate the primary problems with the existing controls.  The prototype has been tested and the production units are scheduled to ship to us on the 17th of this month.  The cost of the boards is $59 each and they can be installed in 10 minutes each.  We will send out a replacement for each ARE wind generator in the field and use them in all controllers built before the new control design is in production.  This should reduce field failures by approximately 90%.  The ARE110 controller is much more reliable than the 442 so the new interface board will be sufficient improvement for it while we are developing a new controller for it based on the design changes developed for the 442.

The second issue is the blade studs for the ARE442.  We have had three instances of blade stud failure.  None have resulted in loss of blades or other consequential damage.  We have upgraded the design and materials for the blade studs and there are only 10 units that have the original studs.  They can be replaced without a crane.  The studs will cost $150 per set and take about $850 per set to install.

The third issue is the tail furling pin bushings.  The original design has a bushing life that ranges from 30 to 60 months.  We have upgraded the furling assembly has reduced the bearing load by 5 times and should have a life in excess of 15 years.  There are 14 units in the field that require the upgrade.  The cost for the parts is approximately $1,400 and the installation cost will vary from $1200 to $1800 per unit.  If  the work can be done with the blade stud change there will be considerable savings in installation cost.

The last issue is sound level.  There is considerable variation in sound level from the one unit to the next and a larger variation in customer level of tolerance.  We have approximately 8 units where the customer wants a sound reduction.  We have designed and tested a hush kit.  We have ordered the required components for $200 per unit.  The installation cost will be under $400 per unit.  In addition the first ARE442 will have the alternator replaced for an additional $5,000 plus
$1000 in installation labor provided the exchange is done during the upgrade of the furlng assembly noted above.

Helix Wind, Corp.

/s/ Ian Gardner
Name: Ian Gardner
Title: Chief Executive Officer

Executed and agreed to as of August 14, 2009.

Abundant Renewable Energy, LLC	Renewable Energy Engineering, LLC
/s/ Robert Preus
By: Robert Preus	Its Sole Member
Managing Member

Helen Hull, an individual	Robert Preus, an individual
/s/ Helen Hull	/s/ Robert Preus